SPECIAL INVITATION

Follow our conference call:
4th Quarter of 2011 Earnings Results
Itaú Unibanco Holding S.A. (BM&F Bovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA: ITUB4) is pleased to invite you to participate in our conference calls about the 4th quarter of 2011 earnings results.
The live webcast will be available at www.itau-unibanco.com/ir

Save the date: February 8, 2012
Access Code: Itau Unibanco

Portuguese:	English:

• 07:30 AM (EST)	• 09:00 AM (EST)
• 10:30 AM (Brasília time)	• 12:00 PM (Brasília time)

(55 11) 4688-6361	Toll-free from the US: (1-866) 262-4553
In Brazil: (55-11) 4688-6361
Other countries: (1-412) 317-6029

Presentation:

Roberto Egydio Setubal CEO (Chief Executive Officer)
Alfredo Egydio Setubal Executive Vice President and IRO
Candido Bracher Itaú BBA’s CEO
Sérgio Ribeiro da Costa Werlang Executive Vice President of Risk Control and Finance
Caio Ibrahim David CFO (Chief Financial Officer)
Rogério Calderón Corporate Controller & Head of Investor Relations
Marco Antunes Accounting Director

The live webcast will be available at www.itau-unibanco.com/ir.  The conference calls will also be archived in audio format on the same website.  To access an audio replay of the conference calls, which will be available until February 14, 2012, dial (55 11) 4688-6312.  Access codes:  1458150 (call in Portuguese) and 4233980 (call in English).  The slide presentation will be available for viewing and downloading on Wednesday morning.
If you have any questions, please contact Ms. Silvia Pinheiro at FIRB-Financial Investor Relations Brasil, at (55 11) 3500-5564 or silvia.pinheiro@firb.com.

Itaú Unibanco